Filed by Power & Digital Infrastructure Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition Corp.

Commission File No. 001-40046

Power & Digital Infrastructure Acquisition Corp. Files Registration Statement on Form S-4 in Connection with Proposed Business Combination with Core Scientific Holding Co., One of the Largest Digital Asset Mining Companies in North America

AUSTIN, Texas and CHICAGO, Aug 11, 2021 — Power & Digital Infrastructure Acquisition Corp. (“XPDI”) (Nasdaq: XPDI), a publicly traded special purpose acquisition company, and Core Scientific Holding Co. (“Core Scientific”), a leader in customizable infrastructure and software solutions to large scale customers for blockchain hosting and digital asset mining, today announced the initial filing with the United States Securities and Exchange Commission (the “SEC”) of a Registration Statement on Form S-4 (the “Registration Statement”) containing XPDI’s preliminary proxy statement/ prospectus in connection with their previously announced business combination. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Core Scientific and the proposed business combination with XPDI (the “Transaction”). The Transaction reflects a pro-forma enterprise value of the combined company of approximately $4.3 billion.

“This registration statement filing marks an important milestone in our proposed business combination, which is designed to help accelerate the growth of Core Scientific and position North America as the leading global region for carbon-neutral digital asset mining,” said Patrick Eilers, Chief Executive Officer of Power & Digital Infrastructure Acquisition Corp.

Michael Levitt, Core Scientific Chief Executive Officer and Co-Chairman, said, “The filing moves Core Scientific a step closer to being a publicly traded company. While this represents a meaningful milestone for the company, every one of our employees remains focused on delivering best in class service to our customers. We look forward to advancing through this process and continuing to execute on our growth strategy for the benefit of all our stakeholders.”

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As previously announced on July 21, 2021, Core Scientific and Chicago, Illinois-based XPDI entered into a definitive merger agreement pursuant to which Core Scientific and XPDI would combine and list on The Nasdaq Stock Market. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of necessary approvals, and other customary closing conditions.

The Registration Statement, which has not been reviewed or declared effective by the SEC, can be viewed on the Power & Digital Infrastructure Acquisition Corp. and Core Scientific websites, as well as on the SEC’s website:

https://www.xpdispac.com/investor-relations

https://investors.corescientific.com

www.sec.gov

About Core Scientific

Core Scientific is a best-in-class, large scale operator of dedicated, purpose-built facilities for digital asset mining and a premier provider of blockchain infrastructure, software solutions and services. To learn more, visit www.corescientific.com.

About Power & Digital Infrastructure Acquisition Corp.

Power & Digital Infrastructure Acquisition Corp. is a blank check company sponsored by XPDI Sponsor LLC, led by Energy & Power Transition Partners, LLC and XMS XPDI Sponsor Holdings LLC, an entity owned by professionals of XMS Capital Partners, LLC, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,”

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“plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, statements regarding possible or assumed future actions, business strategies, events or results of operations; projections, estimates and forecasts of revenue and other financial and performance metrics; projections of market opportunity and expectations; the estimated implied enterprise value of the combined company; the combined company’s ability to scale and grow its business and source clean and renewable energy; the advantages and expected growth of the combined company; the combined company’s ability to source and retain talent; the cash position of the combined company following closing; XPDI’s and Core Scientific’s ability to consummate the Transaction; expectations related to the terms, timing and benefits of the Transaction; risks related to the novel coronavirus (“COVID-19”) pandemic or the emergence of variant strains of COVID-19; the maintenance of key strategic relationships with partners and distributors; and changes in laws and regulations, including tax laws and laws relating to protection of the environment. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of XPDI’s and Core Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XPDI and Core Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of XPDI and Core Scientific to successfully or timely consummate the proposed Transaction, including the risk that necessary regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or approval of the stockholders of XPDI; failure to realize the anticipated benefits of the proposed

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Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand customers’ use of its services and attract new customers and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the digital asset space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Core Scientific’s and the combined company’s vulnerability to security breaches; risks relating to the uncertainty of the projected financial information with respect to the combined company; the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by XPDI’s public stockholders; the ability of XPDI or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the COVID-19 pandemic on Core Scientific’s or the combined company’s business and the global economy; and those factors discussed in XPDI’s final prospectus related to its initial public offering dated February 9, 2021 under the heading “Risk Factors,” in XPDI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 under the heading “Risk Factors” filed with the SEC on May 25, 2021 and other documents of XPDI filed, or to be filed, with the SEC. If any of these risks materialize or XPDI’s or Core Scientific’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither XPDI nor Core Scientific presently know or that XPDI and Core Scientific currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPDI’s and Core Scientific’s expectations, plans or forecasts of future events and views as of the date of this press release. XPDI and Core Scientific anticipate that subsequent events and developments will cause XPDI’s and Core Scientific’s assessments to change. However, while XPDI and Core Scientific may elect to update these forward-looking statements at some point

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in the future, XPDI and Core Scientific specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPDI’s and Core Scientific’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Transaction will be submitted to stockholders of XPDI for their approval. The Registration Statement that XPDI has filed with the SEC includes a proxy statement/prospectus, which will be distributed to XPDI’s stockholders in connection with XPDI’s solicitation of proxies for the vote on the proposed Transaction. After the Registration Statement has been declared effective, XPDI will mail the proxy statement/prospectus to XPDI stockholders as of the record date established for voting on the proposed Transaction and other matters to be presented at the special meeting of XPDI stockholders. XPDI’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about XPDI, Core Scientific and the proposed Transaction. Stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by XPDI, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 321 North Clark Street, Suite 2440, Chicago, IL 60654.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Participants in the Solicitation

XPDI, Core Scientific and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPDI’s stockholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPDI’s stockholders in connection with the proposed Transaction will be set forth in XPDI’s proxy statement/prospectus that has been filed with the SEC. You can find more information about XPDI’s directors and executive officers in XPDI’s final prospectus related to its initial public offering dated February 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

Investors:

Steven Gitlin

ir@corescientific.com

Media:

press@corescientific.com

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